UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                             EVERLAST WORLDWIDE INC.
                             -----------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.002 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    300355104
                                    ---------
                                 (CUSIP Number)

                             Arnold J. Levine, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
                       -----------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 28, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300355104

1       Names of Reporting Persons                Hidary Group Acquisitions, LLC
        I.R.S. Identification Nos. of above persons (entities only)

        ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]

--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        OO, BK

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6       Citizenship or Place of Organization
        Delaware

--------------------------------------------------------------------------------
                          7    Sole Voting Power                             0

                               -------------------------------------------------
Number of                 8    Shared Voting Power                   1,517,305

Shares Bene-                   -------------------------------------------------
                          9    Sole Dispositive Power                        0
ficially Owned
                               -------------------------------------------------
                          10   Shared Dispositive Power                418,255

                               -------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting
        Person                                                       1,517,305

--------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)               36.1%

--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)                         OO

--------------------------------------------------------------------------------

CUSIP No. 300355104

1       Names of Reporting Persons            Aquamarine Capital Management, LLC
        I.R.S. Identification Nos. of above persons (entities only)

        ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]

--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        OO

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6       Citizenship or Place of Organization
        Delaware

--------------------------------------------------------------------------------
                          7    Sole Voting Power                             0

                               -------------------------------------------------
Number of                 8    Shared Voting Power                     127,993

Shares Bene-                  -------------------------------------------------
                          9    Sole Dispositive Power                        0
ficially Owned
                               -------------------------------------------------
                          10   Shared Dispositive Power                127,993

                               -------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting
        Person                                                         127,993

--------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)                3.1%

--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)                         IA

--------------------------------------------------------------------------------

This statement is filed with respect to the shares of common stock, $0.002 par value (the "COMMON STOCK") of Everlast Worldwide, Inc. (the "COMPANY"), beneficially owned by Hidary Group Acquisitions, LLC ("HIDARY") and Aquamarine Capital Management, LLC ("AQUAMARINE" and, together with Hidary, the "REPORTING PERSONS") as of June 29, 2007 and amends and supplements the Schedule 13D filed on June 24, 2007 and amended on June 28, 2007 (collectively, the "STATEMENT"). Except as set forth herein, the Statement is unmodified.

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 is amended by adding three paragraphs and replacing the last paragraph of Item 4 in its entirety with the fourth paragraph below:

        On June 28, 2007, Hidary received a notice from the Company that its Board had determined that the Acquisition Proposal of Brand Holdings Limited (the "BH PROPOSAL") continued to constitute a Superior Proposal and that the Company was terminating the Merger Agreement.

     On June 28, 2007, Hidary delivered a letter (the "June 28 Letter") to the Company stating that the Company is in breach of the Merger Agreement, and that it is Hidary's firm view that the Company was not entitled to terminate the Merger Agreement because it had not received a Superior Proposal, as defined in the Merger Agreement, since, for among other reasons, the consideration offered by Hidary on June 27, 2007 was more than $2.4 million higher in the aggregate than the consideration offered by Brand Holdings Limited.

     The June 28 Letter also contained a revised proposal (the "New Hidary Proposal") that provides for, among other things, an increase in the Merger Consideration from $30.55 per share to $31.25 per share and gives all the stockholders of the Company the right to roll up to 50 percent of their shares in the Company into the acquisition vehicle. A copy of the letter to the Company setting forth the New Hidary Proposal is attached to this amendment as Exhibit
99.18 to this Statement and is incorporated by reference herein. On June 29, 2007, Hidary issued a press release describing the New Hidary Proposal (the "Press Release"). A copy of the Press Release is attached as Exhibit 99.19 to this Statement and is incorporated by reference herein.

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the Press Release, the Voting Agreements, the Limited Guarantees, the Rollover Commitment Letters, the Interim Investors Agreement, the Equity Commitment Letters and the Debt Commitment Letters, each of which is filed as an exhibit hereto and is incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The first paragraph of Item 6 is replaced in its entirety by the following:

        Each of the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the Press Release, the Voting Agreements, the Rollover Commitment Letters, the Interim Investors Agreement, the Limited Guarantees, the Equity Commitment Letters and the Debt Commitment Letters (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is amended by adding Exhibits 99.18 and 99.19.


Exhibit          Description
-------          ---------------------------------------------------------------
99.18            Letter dated June 28, 2007 from Hidary Group Acquisitions, LLC to Everlast Worldwide Inc.

99.19            Press Release

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Date: June 29, 2007             HIDARY GROUP ACQUISITIONS, LLC

                                By:   The Hidary Group, LLC
                                      its member



                                      By:   /s/ Jack D. Hidary
                                            ---------------------------------
                                            Name:  Jack D. Hidary
                                            Title: Managing Member

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Date: June 29, 2007             AQUAMARINE CAPITAL MANAGEMENT, LLC



                                By:   /s/ Guy Spier
                                      ----------------------------------------
                                      Name:  Guy Spier
                                      Title: Managing Member

                                  EXHIBIT INDEX


Exhibit          Description
-------          --------------------------------------------------------------

99.18 Letter dated June 28, 2007 from Hidary Group Acquisitions, LLC to Everlast Worldwide Inc.

99.19            Press Release